Exhibit 2
C.V. STARR & Co., INC.
399 PARK AVENUE
NEW YORK, NY 10022

January 5, 2009

AIG Board of Directors
70 Pine Street
New York, NY 10270

RE: Sale of Hartford Steam Boiler (“HSB”)

Dear Board Members:

The press has reported, and AIG management has confirmed, that AIG intends to sell HSB to Munich Re for approximately $742 million.  This can only be viewed as a distressed sale price.  Indeed, Joerg Schneider, the Chief Financial Officer of Munich Re, has been quoted as stating: “The sales price is, considering the profitability of the acquired company, very low.”  In the circumstances, we believe that a full explanation of the sale process is required from the board that led to approve the sale of such a major asset at such a low value.

Among other things, we would like to know what specifically did the board do to ensure that the company was sold for the highest available price?  For example, who were the other interested bidders?  What data was provided and to whom about the business?  Were any potential bidders omitted from the process and, if so, why?  What, if any, market checks were conducted to ensure the highest price was received?  Has the board ensured that if a higher bidder emerges the company can accept that bid without penalty or significant break up fee?  Why has the board decided to sell at this time when the economy remains unstable?  Certainly, selling major assets at fire sale prices is not a viable strategy for reviving the company or even repaying the government.

continued /

January 5, 2009

As a major shareholder in AIG, we believe that we and all shareholders are entitled to prompt answers to these pressing questions to satisfy ourselves, and all shareholders, that the board has carried out its fiduciary duties responsibly.

We, of course, reserve all our rights in connection with this matter.

We look forward to hearing from you.

Regards.

Sincerely,

/s/ Maurice R. Greenberg

MRG/mb